UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. 1)

1.	Name of the Registrant: Ashford Hospitality Trust, Inc.
2.	Name of Person Relying on Exemption: Cygnus Capital, Inc.
3.	Address of Person Relying on the Exemption: 3060 Peachtree Road NW, Suite 1080 Atlanta, GA 30305
4.	Written Material. The following written materials are attached as Exhibit 99.1: Rebuttal Presentation dated September 24, 2020 to Company Investor Presentation dated September 23, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital, Inc. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital, Inc. and its affiliates.

PLEASE NOTE: Cygnus Capital, Inc. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.